SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

            ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                    Investment Company Act File No. 811- 3120

                  The undersigned,  a Delaware  business trust,  hereby notifies the U.S. Securities and Exchange Commission (the "Commission") that the Trust hereby adopts the Notification of Registration of Delaware Group Tax-Free Money Fund, Inc., a Maryland corporation, under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name of Registrant:                 Delaware Group Tax-Free Money Fund
                                    (a Delaware business trust, as successor registrant to Delaware Group Tax-Free Money
                                    Fund, Inc., a Maryland corporation)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                                    1818 Market Street
                                    Philadelphia, PA 19103

Telephone Number (including area code):  (215) 255-1255

Name and address of agent for service of process:

                                    Eric E. Miller, Esq.
                                    1818 Market Street
                                    Philadelphia, PA 19103

Check Appropriate Box:

                                    Registrant is filing an Amendment to its Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

                                            YES   [   ]          NO       [X] 1

Item 1.       Exact name of Registrant:  Delaware Group Tax-Free Money Fund

Item 2.       State and Date of Organization:  Delaware; December 17, 1998

Item 3.       Form of Organization:  business trust

Item 4.       Classification of Registrant:  management company

Item 5(a).    Registrant is an open-end company.

Item 5(b).    Registrant is a diversified investment company.

Item 6.       Name and address of Investment Adviser of Registrant:

              Delaware Management Company
              a series of Delaware Management Business Trust
              2005 Market Street
              One Commerce Square
              Philadelphia, PA 19103

Item 7.       Trustees and Officers of the Registrant:

              Wayne A. Stork, Chairman and Trustee
              David A. Downes, President, Chief Executive Officer, Chief
                         Operating Officer, Chief Financial Officer and Trustee
              Walter P. Babich, Trustee
              John H. Durham, Trustee
              Anthony D. Knerr, Trustee
              Ann R. Leven, Trustee
              Thomas F. Madison, Trustee
              Charles E. Peck, Trustee
              Jan R. Yoemans, Trustee
              Richard J. Unruh, Jr., Executive Vice President and Chief
                         Investment Officer, Equities
              H. Thomas McMeekin, Executive Vice President and Chief Investment
                         Officer, Fixed Income
              William E. Dodge, Executive Vice President
              Richard J. Flannery, Esq., Executive Vice President and General
                         Counsel
              Eric E. Miller, Esq., Senior Vice President, Deputy General
                         Counsel, Secretary
              Joseph H. Hastings, Senior Vice President, Corporate Controller Michael P. Bishof, Senior Vice President, Treasurer
              Michael P. Buckley, Senior Portfolio Manager

              The address for each of the trustees and officers of the
              Registrant:

              1818 Market Street
              Philadelphia, PA 19103

Item 8.       Not Applicable.

Item 9(a).    No.

Item 9(b).    Not Applicable.

Item 9(c). Yes. The Registrant, Delaware Group Tax-Free Money Fund, proposes to begin a public offering of its shares of beneficial interest commencing after the closing of the reorganization of Delaware Group Tax-Free Money Fund, Inc. (which is currently a registered investment company engaged in a public offering of its shares) into the Registrant, which is scheduled to occur on August 27, 1999, before 9:00 a.m. In this reorganization, the Registrant will receive all of the assets and liabilities of Delaware Group Tax-Free Money Fund, Inc.in exchange for shares of the Registrant.

Item 9(d).    No.

Item 9(e).    Not Applicable.

Item 10.      Current value of Registrant's total assets:   None

Item 11.      No.

Item 12.      None.



                                            SIGNATURES

                  Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of Philadelphia, and the Commonwealth of Pennsylvania on the 26th day of August, 1999.


                             DELAWARE GROUP TAX-FREE MONEY FUND


                             By /s/ Eric E. Miller
                             Eric E. Miller, Senior Vice President and Secretary


Attest:    /s/ Michael D. Mabry
           Michael D. Mabry, Vice President
           and Assistant Secretary




--------
1 On June 24, 1999, Delaware Group Tax-Free Money Fund filed Post-Effective Amendment No. 24 to the registration statement on Form N-lA of Delaware Group Tax-Free Money Fund, Inc. in connection with the reorganization of Delaware Group Tax-Free Money Fund, Inc. into Delaware Group Tax-Free Money Fund. By and in Post-Effective Amendment No. 24, which was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Delaware Group Tax-Free Money Fund, as successor, adopted the registration statement on Form N-1A of Delaware Group Tax-Free Money Fund, Inc. as its own registration statement pursuant to Rule 414 under the 1933 Act.